Exhibit 99.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 28, 2010 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2010. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes therein that are prepared in accordance with Canadian generally accepted accounting principles. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents around its plant protein extraction and purification technologies. Our patented processes utilize inexpensive oilseed meals for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our research is focused on the world's first commercial canola proteins, Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a soy protein isolate which is 100% soluble and transparent in acidic solutions. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 127 issued

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

patents worldwide, including 18 issued U.S. patents, and well in excess of 200 additional patent applications, 65 of which are U.S. patent applications.

LICENSE AND DEVELOPMENT AGREEMENT

Burcon has a license and development agreement (the “Agreement”) with Archer Daniels Midland Company (“ADM”) to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™ canola protein isolates (the “Products”). The Agreement outlines the process by which the two parties will carry out final development of Burcon’s technology to produce Puratein® and Supertein™ canola protein isolates. The Agreement contemplates that ADM will develop applications for the Products, obtain regulatory approvals, construct one or more full-scale production facilities and have the exclusive right to produce, promote, market and sell the Products worldwide.

Upon completion of the development period set out in the Agreement, and the parties’ agreement on the royalty rate and minimum royalties payable by ADM during the term of the Agreement, Burcon will grant ADM an exclusive, royalty-bearing, worldwide license. ADM will pay Burcon royalties based on sales of Products by ADM, its affiliates, or sublicensees.

Burcon has obligations to maintain and prosecute its patents in certain countries specified in the Agreement as well as to defend or enforce its patents.

In June 2007, Burcon and ADM agreed to amend the Agreement to jointly participate in the efforts to obtain Generally Recognized as Safe (“GRAS”) status for the Products. The amendment defined a cost-sharing structure for all of the third-party expenses incurred in the regulatory recognition process. The amendment provided that either ADM or Burcon will reimburse the other on the occurrence of certain events. If ADM chooses not to proceed with the license under the Agreement and terminates it in accordance with specific provisions under the Agreement, then Burcon will reimburse ADM for its share of the costs incurred in the regulatory recognition process. Alternatively, if ADM chooses to proceed with the license then ADM will reimburse Burcon for all of its costs incurred in the regulatory recognition process. As at March 31, 2010, a total of US$946,000 has been expended, with Burcon’s share at US$586,000. Burcon does not expect to incur further third-party expenses with respect to the U.S. GRAS self-affirmation and GRAS notification process.

OPERATIONAL HIGHLIGHTS

Canola protein isolates

During the year, scientists from Burcon and ADM collaborated to prepare manuscripts summarizing the design of and results of toxicology studies conducted in fiscal 2008 as part of the GRAS self-affirmation process. The manuscripts were prepared for

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

submission to and ultimately publication in peer-reviewed journals. The publication of these scientific studies forms an important part of the GRAS notification process which Burcon and ADM have chosen to pursue after Burcon’s Puratein® and Supertein™achieved U.S. self-affirmed GRAS status in October 2008. GRAS notification is a voluntary procedure whereby a company informs the U.S. Food and Drug Administration (FDA) of its determination that the use of a substance is GRAS. A substance is GRAS notified when, after reviewing the GRAS notification, the FDA responds with a no-objection letter that it is satisfied with the submission. A formal GRAS notification was filed with the FDA in January 2010 and, in response to comments from the FDA, it was modified and resubmitted in February 2010. In a letter dated April 1, 2010, the FDA has formally acknowledged receipt of the GRAS notification. Burcon estimates that the timing for the GRAS notification process to take approximately 180 days following submission of the notification letter to the FDA.

Since fiscal 2007, Burcon has entered into a number of material transfer agreements (“MTAs”) for Puratein® and Supertein™ canola protein isolates with certain globally recognized food and beverage companies as well as companies involved in consumer nutritional products and medical nutrition products. During the current year, Burcon entered into additional MTAs and continued to produce and provide samples to these third-party customers.

Soy protein isolate

In November 2008 Burcon introduced CLARISOY®, a soy protein isolate that is 100% soluble and transparent in acidic solutions, enabling applications down to pH 2.5. CLARISOY® soy protein isolate is heat stable, permitting hot-fill applications and has neutral flavour and odour, giving beverages a cleaner flavour. The solubility and transparency of CLARISOY® soy protein isolate allows for its use in a wide variety of beverages where traditional soy protein isolates are not appropriate. CLARISOY® soy protein isolates expected to be price competitive with existing proteins and should be of particular interest to food and beverage manufacturers seeking an alternative to high dairy protein prices.

During the year, Burcon entered into a number of additional MTAs and non-disclosure agreements (NDAs) with major food, beverage and pharmaceutical companies to enable Burcon to provide these companies with large quantity samples of CLARISOY® soy protein isolate for their evaluation. Burcon also entered into a series of MTAs and NDAs with some of the world’s largest protein ingredient companies including major plant protein producers as well as dairy protein ingredient companies and others. These agreements were put in place to facilitate the evaluation of CLARISOY® soy protein isolate by potential strategic alliance partners.

The process of pursuing a strategic alliance partner or partners for the development of Burcon’s CLARISOY® soy protein isolate has been focused on partnering for both the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

production of CLARISOY® as well as the marketing and sale of CLARISOY® to food and beverage manufacturers. Burcon has held discussions with a number of entities who have expressed an interest in partnering in most cases exclusively - for the sale of Burcon’s CLARISOY® soy protein isolate to food and beverage manufacturers and nutritional supplement companies. Certain parties have also expressed an interest an interest in partnering for the production of Burcon’s CLARISOY® soy protein isolate. As a further part of this process of pursuing a strategic alliance partner, Burcon has entered into NDAs to facilitate due diligence activities with certain companies including providing access to such items as Burcon’s CLARISOY® patent filings as well as detailed scientific and engineering data.

In order to evaluate the potential of various alternative alliance structures, in the second quarter of fiscal 2010, Burcon engaged the engineering firm AECOM, a global provider of professional engineering and management support services. In consultation with AECOM, Burcon completed a pre-feasibility study for the construction and commissioning of an initial CLARISOY® production facility that includes estimates and forecasts of the costs associated with the design and construction of an initial CLARISOY® production facility.

As part of this pre-feasibility analysis Burcon has evaluated a number of alternatives for the location of an initial facility. Alternative options include co-locating at an existing soybean crushing facility versus locations that are not adjacent to existing soy processing facilities but which benefit from existing infrastructure. The pre-feasibility analysis also compares alternatives regarding varying initial production capacities as well as alternatives that are based on the potential for “expandability” of the proposed initial plant if and when warranted. Additional analyses relating to the design, location and development of an initial CLARISOY® production facility were completed during the third quarter.

As a result of the conclusions of this pre-feasibility study, Burcon is also investigating one or more potential strategic alliances aimed solely at the marketing and sale of CLARISOY® soy protein isolate to food and beverage manufacturers.

Burcon will continue to explore all strategic alliance opportunities, both with fully-integrated potential partners that have protein production capabilities and sales capabilities as well as with partners whose interest is solely in partnering for the sale of CLARISOY® soy protein isolate. Burcon’s intention is to identify an alliance that is the most beneficial to the Corporation and with the greatest potential to enhance shareholder value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

Public offering

On June 18, 2009, Burcon completed a public offering of 2,942,950 common shares at $5.75 per common share, including 333,950 common shares pursuant to the partial exercise of the agents’ over-allotment option. The agents received a cash commission of 6% of the gross proceeds and compensation options entitling the agents to purchase up to 117,718 common shares (equal to 4% of the common shares sold pursuant to the offering). Each compensation option is exercisable to acquire one common share of the Company at an exercise price of $5.75 per share at any time before and including December 18, 2010. To March 31, 2010, compensation options were exercised for 6,241 common shares. 111,477 of the compensation options were outstanding as at March 31, 2010 and 94,874 compensation options were outstanding as at the date of this MD&A.

Burcon is using the net proceeds from the offering for continued research and development of Burcon’s soy protein isolate extraction and purification technology (CLARISOY®), further refining of Burcon’s canola protein isolate extraction and purification technology (Puratein® and Supertein™), filing new patent applications and expanding Burcon’s intellectual property portfolio, and for general working capital purposes. The net proceeds will also be used towards legal fees for the negotiation of agreements for CLARISOY® soy protein isolate, Puratein® and Supertein™ canola protein isolates.

Concurrent with the completion of Burcon’s public offering, the Company’s common shares were listed on the Toronto Stock Exchange (“TSX”).

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® and Supertein™, and CLARISOY®; for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® and Supertein™, and CLARISOY®.

During the year, Burcon received notices of allowance from the U.S. Patent and Trademark Office on ten separate patent applications filed on its canola protein isolate extraction technology, of which five have proceeded to grant as United States patents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

Of the six notices announced during the second quarter, two cover the overall production process and general processing conditions for producing the Supertein™ canola protein isolate, one covers the composition of the dominant species of protein in the Puratein® canola protein isolate, another two cover unique processes for the efficient production of the Puratein® canola protein isolate and Supertein™ canola protein isolate and the last allowance received relates to a patent application covering an extraction procedure for the preparation of a highly refined Supertein™ canola protein isolate.

Of the four notices announced during the third quarter, two relate to processes for the production of canola protein isolates with superior organoleptic properties (improved colour, superior taste, improved aroma, improved mouth feel etc). The first application covers processes that have a significant impact on the quality of the final protein products as well as on the yield obtained through the extraction process. The second application protects important processing conditions in the protein extraction process that produce a final protein product with significantly improved colour. The third application covers processes for reducing phytic acid in the production of protein isolates from oilseed meals. Phytic acid is a naturally occurring anti-nutritional component found in oilseed meals such as canola meal and soybean meal. The fourth application covers processes for the production of canola protein isolates whereby the resulting isolates are separated by into their native underlying protein fractions, each having its own distinct nutritional and functional characteristics that allow their use in specific food and beverage applications.

Burcon now holds 18 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 65 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 127 issued patents covering inventions that include the 18 granted U.S. patents. Currently, Burcon has over 220 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

APPOINTMENT OF NEW INDEPENDENT DIRECTORS

During the second quarter, Burcon announced the appointment of Dr. Lawrence Wang to its Board of Directors. After an extensive teaching and research career, Dr. Wang retired in 2005 and became Professor Emeritus in the Department of Biological Sciences at the University of Alberta. Dr. Wang’s research involved energy and fat metabolism and the enhancement of cold tolerance in man, hibernation and hypothermia, and the influence of herbs (e.g. ginseng) on learning and memory, aging, exercise, and obesity. His publications include five patents, five edited books, and over 150 original scientific research papers and reviews. Throughout his career, Dr. Wang has received numerous

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

awards. In 2000, Dr. Wang Co-Founded the University of Alberta’s ECO (Ecological Conservancy Outreach) Fund. The main objective of the ECO Fund is to help with eco-rehabilitation and eco-management of the Upper Yangtze River. In addition to funding, Dr. Wang and the scientists at the University of Alberta have also provided technical and socio-economic expertise to help with 14 on-going ECO projects in China.

During the third quarter, Burcon announced the appointment of Dr. D. Lorne Tyrrell to its Board of Directors. Dr. Tyrrell is the Canadian Institute of Health Research (CIHR)/Glaxo SmithKline Chair in Virology in the Department of Medical Microbiology and Immunology at the University of Alberta. Since 1986, he has focused his research on viral hepatitis. Dr. Tyrrell was Dean of the Faculty of Medicine and Dentistry from 1994-2004 at the University of Alberta. Since leaving the Deanship in 2004, Dr. Tyrrell has taken on a number of important positions in healthcare in Alberta and in Canada, including the Chair of the Board of the Institute of Health Economics and the Chair of the Board of the Health Quality Council of Alberta. Dr. Tyrrell is currently the Chair of the Board of Directors of the Gairdner Foundation and is also on the Advisory Council for the University of Alberta, Faculty of Agriculture, Life and Environmental Sciences. He has received numerous prestigious awards and has served on the boards of several biotech companies and has experience with integrating a company’s intellectual property with product research and development, and commercialization. In April 2010, Dr. Tyrrell was appointed as the inaugural director of the new Li Ka Shing Institute of Virology at the University of Alberta.

In April, 2010, Burcon announced the appointment of Mr. Alan Chan to its board of directors. Mr. Chan is an executive director at ITC Corporation Limited and ITC Properties Group Ltd., both of Hong Kong. As at the date of this MD&A, ITC Corporation Limited has an interest of approximately 21.6% in the outstanding shares of the Company. At ITC Corporation Limited, Mr. Chan has focused on the sourcing, negotiations and valuation of venture capital deals in various sectors. At ITC Properties Group, Mr. Chan has been involved with due diligence, negotiations, investment, sourcing as well as master planning and design of commercial, hospitality and residential projects. In addition, he is the lead executive director developing new policies for green and sustainable development practices throughout the group. Prior to joining ITC, Mr. Chan worked in the Investment Banking Division of the Goldman Sachs Group with a focus on capital raising, mergers & acquisitions and strategic advisory for financial institutions, technology and consumer retail companies in Greater China and Southeast Asia with transactions ranging from US$500 million to US$5.6 billion.

RESIGNATION OF DIRECTOR

Concurrent with the announcement of the appointment of Mr. Chan to the board of directors, Burcon announced the resignation of Ms. Dorothy Law from the board of directors. Ms. Law has served as a director of the board since December 1998. She will

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

continue to act as Senior Vice President, Legal and Corporate Secretary of the Corporation.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)

	2010	2009	2008
Interest income	88	78	229
Research and development expenditures	2,101	2,091	2,157
Other expenditures	4,647	2,798	2,114
Loss for the year	(6,660)	(4,811)	(4,042)
Basic and diluted loss per share	(0.24)	(0.19)	(0.16)
Total assets	16,121	4,297	6,439
Total long-term liabilities	-	-	-
Cash dividends declared per-share	-	-	-
Weighted average shares outstanding (thousands)	28,287	25,458	25,039

RESULTS OF OPERATIONS

Burcon has not yet generated any revenues from its technology. For the year ended March 31, 2010, the Company recorded a loss of $6,660,322 ($0.24 per share) as compared to $4,811,331 ($0.19 per share) in the prior year. Included in the loss amount is $2,649,297 (2009 - $1,495,436) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the year are amortization of $163,969 (2009 - $169,868), services received and settled in capital stock of $nil (2009 - $30,010) and loss on disposal of property and equipment of $924 (2009 - $18,574). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows:
Years ended March 31 (in thousands of dollars)

	2010	2009	2008

Salaries and benefits	1,450	1,285	1,150
Laboratory operation	338	246	249
Amortization	161	167	192
Rent	76	77	70
Analyses and testing	50	74	78
Travel and meals	22	22	21
Toxicology trials	4	203	397
Loss on disposal of property and equipment	-	17	-

	2,101	2,091	2,157

R&D expenses increased by approximately $10,000 from fiscal 2009. After deducting stock-based (non-cash) compensation expense of about $565,000 (2009 - $476,000), salaries and benefits increased by approximately $76,000. About $30,000 of the increase can be attributed to annual salary increases, with the balance relating to the addition of an employee at the Winnipeg Technical Centre and another having returned from personal leave at the end of the last fiscal year.

Burcon made a payment of approximately $3,500 in the current fiscal year relating to filing the GRAS notification, as compared to $203,000 relating to the toxicology trials and GRAS self-affirmation process that were completed during the previous year.

Laboratory operation costs increased by approximately $92,000. Repairs and maintenance expenses increased by about $48,000 due to ageing equipment and increased maintenance supplies, increased ingredients and supplies of about $30,000 for the refinement and production of CLARISOY® soy protein isolate samples for evaluation by potential strategic alliance partners, and an increase in equipment rental expense of about $10,000.

Analyses and testing expenditures decreased by about $23,000, due to significant research and experiment work done on CLARISOY® during fiscal 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2010	2009	2008

Salaries and benefits	2,312	898	821
Investor relations	387	503	386
TSX listing fee	210	-	-
Office supplies and services	121	77	78
Travel and meals	85	45	48
Other	62	31	31

	3,177	1,554	1,364

Included in salaries and benefits is stock-based compensation expense of approximately $1,928,000 (2009 –$648,000). During 2010, 990,000 options were granted to employees, directors and a consultant of the Company. The 850,000 options granted to employees and the consultant vest over a 2 year period and therefore their aggregate fair value of about $6,221,000, determined using the Black-Scholes model, is being charged to earnings as stock-based compensation expense over that period. The 140,000 options granted to directors vested immediately and therefore their aggregate fair value of about $1,059,000 was recorded as stock-based compensation during the period. The cash portion of salaries and benefits increased by about $96,000 over last year due to the appointment of a new Director of Corporate Development early this fiscal year, a new employee in the fourth quarter and also due to increased directors’ fees including the appointment of two new directors and additional meetings held by sub-committees of the Board.

Included in investor relations expenses is approximately $104,000 (2009 - $272,000) of stock-based compensation expense. The cash portion of investor relations expense increased by approximately $52,000. Fees and travel expenses paid to a U.S. investor relations consultant and production of videos for our website contributed about $58,000 to the increase, as did increased annual report expenditures of about $14,000 and news releases of $9,000, offset by expenditures for European roadshows in fiscal 2009 of about $34,000. Burcon incurred higher expenses for travel and meals due to conference attendances and also to meetings with parties interested in CLARISOY® soy protein isolate. Other expenses include higher transfer agency and regulatory filing fees subsequent to the Company’s listing on the TSX in June 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

Professional fee expenses
Years ended March 31 (in thousands of dollars)

	2010	2009	2008

Intellectual property	1,088	895	453
Consulting	107	134	107
Legal and audit	102	86	40

	1,297	1,115	600

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During this year, Burcon filed several new patent applications relating to CLARISOY® soy protein isolate and also incurred higher foreign agency fees for the registration in various European countries of patents granted in Europe and also for a patent that entered national phase in the fourth quarter that resulted in significant filing fees in various countries. From inception, Burcon has expended approximately $4.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Excluding compensation, consulting expenses increased by $19,000. The increase is due to the engagement of AECOM during the second quarter to complete a pre-feasibility study for the construction of an initial CLARISOY® production facility.

Burcon incurred higher legal expenses due to the TSX listing and general corporate matters relating to the annual meeting and stock option plan.

Management fees and services expenses

Management fees and services are charged by a related party (see also Related Party Transactions) for the provision of professional financial and legal services by two officers and administrative staff members. Burcon incurred higher management fees during the year due to increased amount of time spent on the TSX listing, preparation of the Annual Information Form for the years ended March 31, 2009 and 2008, the earlier completion of the annual audit, addressing new issues for the Company as a non-venture issuer including corporate governance, continuous disclosure, financial statement disclosures, disclosure controls and procedures and internal controls over financial reporting, and the transition to International Financial Reporting Standards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

LIQUIDITY AND FINANCIAL POSITION

Financial Position
As at March 31 (in thousands of dollars)

	2010	2009	2008

Cash and cash equivalents	11,662	2,242	4,221
Short-term investments	2,320	-	-
Amounts receivable	25	36	16
Property and equipment, net of amortization	749	627	764
Total assets	16,121	4,297	6,439
Shareholders' equity	15,720	3,951	6,223

As at March 31, 2010, Burcon had approximately $11,661,000 in cash and cash equivalents (March 31, 2009 - $2,242,000) and $2,320,000 (March 31, 2009 - $nil) in short-term investments. Burcon received net proceeds of $15.4 million from the public offering completed on June 18, 2009. The net cash used in operations during the year ended March 31, 2010, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $3,846,000, as compared to $3,097,000 in the prior year. This increase of $749,000 in net cash used in operations over the prior year was due primarily to an increase in patent related fees and expenses of about $193,000, TSX listing fee and related legal fees of about $212,000, increased salaries and wages due to employee additions and increased directors’ fees of $133,000, higher office supplies and services and travel expenses of $86,000 and increase in investor relations expenses of $52,000.

The Company invested approximately $289,000 in capital assets during the year, including a major equipment upgrade at the WTC, as compared to equipment purchases totaling about $51,000 during fiscal 2009. During the second quarter, Burcon invested approximately $2.3 million in a one-year Canadian dollar denominated guaranteed investment certificate.

The completion of the public offering in the first quarter provided proceeds of $15.4 million (2009 - $nil). Option and agents’ compensation option exercises during the year provided proceeds of approximately $446,000 (2009 - $1,055,000).

At March 31, 2010, Burcon’s working capital was approximately $13,716,000 (2009 - $2,069,000). Burcon had not committed to any material capital expenditures as at March 31, 2010. However, the Company may incur up to $130,000 in additional capital expenditures and approximately $1.0 million in patent legal fees and disbursements in fiscal 2011. The higher estimate for patent legal fees and disbursements is due to Burcon’s expectation that several patents will enter National Phase in the fourth quarter of fiscal 2011 which will require filing fees in several countries. In addition, more

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

European patents are expected to be granted over the next year which would require significant foreign agency costs to register these patents in selected European countries. Burcon does not expect to incur any further payments relating to the balance of the U.S. regulatory recognition process. Under the terms of the amended agreement with ADM, Burcon’s share of these costs (approximately US$586,000 incurred to-date) will be reimbursable to Burcon should ADM proceed with the license agreement with Burcon.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least March 2014, excluding proceeds from outstanding convertible securities. Depending on the nature of the strategic alliance it may enter into for the commercialization of CLARISOY®, it may need to raise additional capital in the nearer term.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents. The Company’s cash and cash equivalents is comprised of banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with Canadian financial institutions.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and a short-term investment that earns interest at a fixed rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure to have sufficient resources available to meet day-to-day operating requirements, continue as a going concern and fund its development program. The Company monitors its capital and the expected cash flows required to achieve its business objectives to determine its future financing needs. It seeks additional equity capital when deemed appropriate, but there is no assurance that it will be able to secure the necessary capital when required. It

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations.

OUTSTANDING SHARE DATA

As at March 31, 2010, Burcon had 29,056,080 common shares and 2,548,871 stock options outstanding at a weighted average exercise price of $5.59 per share.

As of the date of this MD&A, Burcon has 29,171,083 common shares outstanding and 2,580,471 stock options outstanding at a weighted average exercise price of $5.86 per share and 94,874 agents’ compensation options outstanding at an exercise price of $5.75 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Quarter ended
		December 31,	September 30,
	March 31, 2010	2009	2009	June 30, 2009
Interest income	32	31	23	2
Loss for the period	(1,952)	(2,176)	(1,218)	(1,314)
Basic and diliuted loss per share	(0.07)	(0.08)	(0.04)	(0.05)

	Quarter ended
		December 31,	September 30,
	March 31, 2009	2008	2008	June 30, 2008
Interest income	6	17	24	31
Loss for the period	(1,771)	(947)	(1,054)	(1,039)
Basic and diliuted loss per share	(0.07)	(0.04)	(0.04)	(0.04)

Included in the four quarters of the current year’s losses is stock-based compensation expense of about $166,000, $211,000, $1,364,000 and $908,000, respectively (FY2009: approximately $288,000, $230,000, $207,000 and $770,000, respectively). As noted above, the higher stock-based compensation expense in the third quarter relates to the immediate vesting of options granted to directors.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These expenses averaged about $187,000 per quarter during the first three quarters of fiscal 2009, including the filing of new patents during the second and third quarters and costs associated with two patents that had entered national phase in late fiscal 2008. Burcon incurred a total of about $322,000 during the fourth quarter of fiscal 2009 due to foreign agency fees related to the registration in various countries of patents granted in Europe as noted in the Results of Operations section. Burcon incurred about

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

$253,000, $311,000, $224,000 and $290,000 in the four quarters, respectively, of the current year in similar fees and expense during the current quarter due to the filing of several new patent applications for CLARISOY® soy protein isolate, registration fees for patents granted in Europe and a patent entering into national phase in the fourth quarter.

Burcon made payments towards the U.S. regulatory recognition process of approximately $87,000, $93,000 and $23,000 in quarters one to three, respectively, in fiscal 2009. The payments relating to the GRAS self-affirmation process were completed by the third quarter of fiscal 2009. Burcon made a further payment of approximately $4,000 in the last quarter of the current year relating to the GRAS notification process.

Burcon incurred a higher loss during the first quarter of this year due to the TSX listing fee and associated legal costs of approximately $212,000.

RELATED PARTY TRANSACTIONS

The Company rents its head office premises from, and shares certain office equipment with, a company related by virtue of a common shareholder, directors and officers. During fiscal 2010, Burcon paid $28,131 (2009 - $21,710) to this company for the rental charges. In addition, professional services of two of the Company’s officers and an administrative staff member are contracted through a management agreement with this related company and, for the year ended March 31, 2010, Burcon was charged management fees of $169,496 (2009 - $127,250) for these services. Similarly, professional services provided related to the public offering in the amount of $18,523 (2009 - $nil) have been charged to share issue costs during the first quarter. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING ESTIMATES

These financial statements were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, the reported amount of expenses during the period, and disclosures made in the notes to the consolidated financial statements. The significant area where management’s judgment is applied is in determining the fair value of stock-based compensation. Actual results could differ from these estimates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

On April 1, 2009, the Company adopted the new recommendations of the CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaces Handbook Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The revision aligns Canadian generally accepted accounting principles with International Financial Reporting Standards (IFRS) and establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Company has applied this standard retrospectively and it had no impact on the Company’s consolidated financial statements.

Financial instruments

In January 2009, the CICA issued Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. EIC-173 requires that the Company take into account its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities. The fair values ascribed to the financial assets and financial liabilities in the financial statements incorporate appropriate levels of credit risk. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements.

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements about fair market value measurements for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair values of assets and liabilities included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities. Fair values of assets and liabilities included in Level 2 are measured using inputs other than quoted prices for which all significant outputs are observable either directly or indirectly. Level 3 valuations are based on inputs for the assets and liabilities that are not based on observable market data. The Company adopted this new standard for the year ended March 31, 2010 and has included such disclosures in note 9 to the consolidated financial statements.

FUTURE ACCOUNTING CHANGES

a)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canada’s current generally accepted accounting principles for publicly accountable profit-oriented enterprises effective January 1, 2011. IFRS use a conceptual framework similar to Canadian GAAP but there are significant

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

differences on recognition, measurement and disclosures. The transition date for Burcon will be April 1, 2011 which will require restatement, for comparative purposes, of amounts reported for the year ending March 31, 2011.

Due to the nature and size of the Company, the IFRS project plan has been undertaken by management but we will retain external consultants as and when required. The IFRS conversion plan is comprised of three phases:

i.

Diagnostic review and scoping – this phase involves planning, analyzing current accounting standards and identifying major differences between GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first- time IFRS adopters and a high-level assessment of potential consequences for financing reporting, information systems, business processes and internal controls.

ii.

Design – this phase involves quantifying the current and potential impacts on previously reported results, identifying supplementary information to be reported in the financial statements, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes.

iii.

Implementation – this phase consists of completing the collection of data required to prepare the financial statements, implementing changes to systems and business processes relating to financial reporting, training and monitoring of standards currently being amended by the International Standard Board.

We have completed the diagnostic review and scoping phase and according to IFRS 1, First-time adoption of International Financial Reporting Standards, the key standards that could lead to differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the areas of the overall presentation of financial statements, property and equipment, share-based payments, related parties, impairments and optional exemptions.

IFRS 1 generally requires all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and other mandatory exceptions to this general principal. The most significant IFRS optional exemptions which we expect to apply are:

Accounting Policy	IFRS 1 Exemption	Will the IFRS 1
exemption be applied?
IFRS 3, Business Combinations	This allows an entity that has conducted prior business combinations to apply IFRS 3 on a	Yes, the Company expects to elect not to restate any business combinations that

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

	prospective basis from the date of transition. This avoids the requirement to restate prior business combinations.	occurred prior to the transition date.
IFRS 2, Share-based Payment Transactions	Full retrospective application may be avoided for certain share-based payment transactions depending on the grant date, vesting terms and settlement of any related liabilities.	Yes, the Company expects to apply IFRS 2 prospectively for prior share-based payment transactions
IFRIC 4, Leases	The Company may determine whether an arrangement existing at the date of transition to IFRSs contains a lease on the basis of facts and circumstances existing at that date rather than at the inception of the arrangement.	Yes, the Company expects to apply IFRIC 4 prospectively for all leases.

We have completed the implementation of systems software to assist in the transition to IFRS for share-based payments and are also reviewing the systems requirement to capture information for the required componentization and related amortization for property and equipment.

The results of the diagnostic review and scoping phase have been reported to the audit committee and board of directors and further updates will be reported as they are completed. Key employees have attended external IFRS training and workshops.

b)	Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, to replace existing Section 1581 of the same title. The new section amends the standard for accounting for business combinations and contains requirements that are the same as those in IFRS 3, Business Combinations. The standard is effective for fiscal years beginning on or after January 1, 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

c)	Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Handbook Sections 1601, Consolidated Financial Statements, and 1602, Non-controlling Interests, to replace Handbook Section 1600, Consolidated Financial Statements, and establish a new section for accounting for a non-controlling interest in a subsidiary subsequent to a business combination. The new standards contain requirements that are the same as those in IFRS 3, Business Combinations, and International Accounting Standard 27, Consolidated and Separate Financial Statements. These standards are effective for fiscal years beginning on or after January 1, 2011.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2010 and have determined these controls to be effective. Although there is an inherent lack of segregation of duties due to the number of employees handling accounting and financial matters, management believes that the close involvement of the senior executives in daily operations and transactions and the control procedures in place, as well as management and Audit Committee oversight, offset this weakness.

There have been no significant changes in the ICFR that occurred during the year ended March 31, 2010 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2010 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

Property Organization. As at the date of this MD&A, Burcon has been granted a total of 127 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 18 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties. Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – Burcon has not developed any commercial products. Accordingly it has not begun to market or generate revenues from the commercialization of its products. There can be no assurance that any of its products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. None of Burcon’s potential products are expected to be commercially available as a food ingredient for human consumption for at least one year. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $37.7 million from its date of incorporation through March 31, 2010 and it expects such losses to increase as it continues its research and development and product application trials, to address additional regulatory approvals for the sale of its products and to commercialize its products. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $46.7 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2010 and 2009

States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $13.4 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least March 2014. Although Burcon has sufficient funds to operate until March 2014, it may need to raise capital in the near future through an equity offering in order for the Company to meet its business objectives. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

In the coming year Burcon will pursue two simultaneous development paths for its canola and soy protein technologies as well as its novel protein ingredients: Puratein®, Supertein™ canola protein isolates and CLARISOY® soy protein isolate.

Canola proteins: Burcon, in conjunction with ADM, will continue to pursue GRAS Notification for Puratein® and Supertein™ with the FDA with the intention of obtaining a no-objection letter from the FDA. Burcon’s main objective is to reach an agreement with ADM for the development and construction of a commercial production facility as well as to initiate product development programs and marketing and sales strategies for Puratein® and Supertein™. In addition, Burcon intends to pursue approval of Puratein®and Supertein™ as novel foods from the Food Directorate, Health Products and Food Branch of Health Canada. Burcon is also pursuing government financial assistance to partially cover the cost of certain scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate.

Soy protein: Burcon’s intent is to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for CLARISOY® into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of CLARISOY®. The Winnipeg Technical Centre will continue to produce CLARISOY® samples for product application trials by potential strategic alliance partners.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products and further strengthen and expand its intellectual property portfolio.